Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(In thousands, except ratios)

	2007	2008	2009	2010	2011	July 1, 2011 through December 21, 2011	From inception (November 14, 2011) through December 31, 2011	Nine months ended September 30, 2012
Earnings:
Net income loss from continuing operations	$835,593	$248,219	$(860,352)	$606,500	$322,667	$(204,151)	$(114,036)	$(622,902)
Fixed charges	37,889	51,842	55,526	74,562	78,946	42,046	9,354	235,654
Less: Capitalized interest	(11,800)	(13,424)	(28,445)	(35,731)	(55,098)	(26,957)	(7,718)	(218,972)

Total	861,682	286,637	(833,271)	645,331	346,515	(189,062)	(112,400)	(606,220)

Fixed charges:
Interest expense	36,986	50,905	55,348	74,291	78,610	39,118	7,718	218,972
Amortization of debt issuance costs	747	698	—	—	—	2,367	1,636	16,400
Interest component of rental expense	156	239	178	271	336	561	—	282

Total	37,889	51,842	55,526	74,562	78,946	42,046	9,354	235,654
Ratio of earnings to fixed charges	22.7	5.5	N/A	8.7	4.4	N/A	N/A	N/A